Exhibit 3.1

CERTIFICATE OF AMENDMENT

TO THE

CERTIFICATE OF INCORPORATION

OF

CATASYS, INC.

Catasys, Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (“DGCL”), does hereby certify:

First:       That the Corporation filed its Certificate of Incorporation with the Delaware Secretary of State on September 29, 2003 under the name Hythiam, Inc.; filed an Amendment to its Certificate of Incorporation with the Delaware Secretary of State on March 9, 2011 to change its name to Catasys, Inc.; filed an Amendment, as corrected by the Certificate of Correction, to its Certificate of Incorporation with the Delaware Secretary of State on September 1, 2011 to combine every forty (40) shares of the Corporation’s common stock, $0.0001 par value per share (“Common Stock”), into one (1) share of Common Stock; filed an Amendment to its Certificate of Incorporation with the Delaware Secretary of State on August 6, 2012 to increase the Corporation’s authorized capital; and filed an Amendment to its Certificate of Incorporation with the Delaware Secretary of State on May 3, 2013 to combine every ten (10) shares of the Corporation’s Common Stock into one (1) share of Common Stock (as amended, the “Certificate”).

Second:    That the Board of Directors of the Corporation has duly adopted resolutions (i) authorizing the Corporation to execute and file with the Secretary of State of the State of Delaware this Certificate of Amendment to combine every six (6) shares of the Corporation’s Common Stock, issued and outstanding or held in the treasury of the Corporation, into one (1) share of Common Stock, and (ii) declaring this Certificate of Amendment to be advisable and recommended for approval by the stockholders of the Corporation.

Third:        That this Certificate of Amendment was duly adopted in accordance with the provisions of Sections 228 and 242 of the DGCL by the Board of Directors and stockholders of the Corporation.

Fourth:      The second paragraph of Section 1 of Article FOURTH of the Corporation’s Certificate is hereby deleted and replaced in its entirety with:

“Upon the effectiveness of this Certificate of Amendment, every six (6) issued and outstanding shares of Common Stock of the Corporation shall be changed and reclassified into one (1) share of Common Stock, which shares shall be fully paid and non-assessable shares of Common Stock of the Corporation; provided, however, that in lieu of fractional interests in shares of Common Stock to which any stockholder would otherwise be entitled pursuant hereto (taking into account all shares of Common Stock owned by such stockholder), any such fractional interests in shares of Common Stock shall be paid in cash in an amount equal to such fraction multiplied by the average of the high and low trading prices of the Common Stock on the OTC Bulletin Board during regular trading hours for the five trading days immediately preceding the effectiveness of this Certificate of Amendment.”

Fifth:      This Certificate of Amendment shall be effective on April 24, 2017 at 5:00 p.m. EST.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Amendment on this 21st day of April, 2017.

CATASYS, INC.

By:	/s/ Susan Etzel
Name: Susan Etzel
Title: Chief Financial Officer